UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NATIONAL HEALTH REALTY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
635905102
(CUSIP Number)

National HealthCare Corporation
100 Vine Street, Suite 1400
Murfreesboro, TN
37130

Copies to:

James J. Clark
Susanna M. Suh
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY
10005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.134-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.134-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635905102
1	NAMES OF REPORTING PERSONS: National HealthCare Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 52-2057472
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF	7	SOLE VOTING POWER: 363,200
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 1,715,538*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 363,200
WITH	10	SHARED DISPOSITIVE POWER: 1,715,538*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,078,738
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒**
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.8%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
*

Represents the aggregate number of shares of common stock of National Health Realty, Inc., a Maryland corporation (“NHR”), beneficially owned by the directors of NHR. National HealthCare Corporation, a Delaware corporation (“NHCC”), and the directors of NHR are among the parties to the Voting Agreement which is described in further detail herein. NHCC and the directors of NHR share voting and dispositive power, by virtue of the Voting Agreement, with respect to shares of NHR beneficially owned by the directors of NHR.

**	Aggregate amount in Row 11 does not include shares, listed on Annex A, which are beneficially owned by the directors and executive officers of NHCC who are not a party to the Voting Agreement.
***	The total number of issued and outstanding shares of voting stock of NHR was calculated in the manner described in Item 5 hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.01 per share (the “NHR Common Stock”), of National Health Realty, Inc., a Maryland corporation (“NHR”). The address and principal office of NHR is 100 Vine Street, Suite 1402, Murfreesboro, Tennessee 37130.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by National HealthCare Corporation (“NHCC”).

(b) The principal executive office of NHCC is 100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130.

(c), (f) NHCC, a Delaware corporation, operates long-term health care and assisted living facilities.

The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of NHCC is set forth on Annex A hereto and are incorporated by reference herein.

(d), (e) During the past five years, neither NHCC nor, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

James Paul Abernathy, W. Andrew Adams, Robert G. Adams, Ernest G. Burgess, III, James R. Jobe, Joseph M. Swanson and Richard F. LaRoche, Jr. (each a “Stockholder” and collectively, the “Stockholders”), who are all the directors of NHR, entered into a Voting Agreement with NHCC, NHR and the directors of NHCC as an inducement to NHCC, NHC/OP, L.P. (“NHC/OP) and Davis Acquisition Sub LLC (“NHC/OP Sub”) to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). NHCC did not pay additional consideration to the Stockholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose. NHCC does not have any right to acquire any shares of NHR Common Stock pursuant to the Voting Agreement. NHCC has not paid any consideration to the Stockholders in connection with the execution of the Merger Agreement or the Voting Agreement (as defined in Item 4 herein).

Item 4.	Purpose of the Transaction

On December 20, 2006, NHC/OP Sub, a Delaware limited liability company, NHC/OP, a Delaware limited partnership and the direct parent of NHC/OP Sub, NHCC, the ultimate parent of NHC/OP, and NHR, entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement and subject to receipt of the required stockholder vote, NHR will consolidate (the “Consolidation”) with its wholly-owned subsidiary NEW NHR, Inc. as the result of which a new Maryland corporation (the “Consolidated Company”) will be formed. Subject to the receipt of the required stockholder vote and consummation of certain other transactions specified in the Merger Agreement, the Consolidated Company will be merged with and into NHC/OP Sub which will continue as a wholly-owned subsidiary of NHC/OP and shall succeed to and assume all the rights and obligations of the Consolidated Company (the “Merger”).

Pursuant to the Merger Agreement, each outstanding common share of the Consolidated Company not owned by NHC/OP Sub, NHC/OP or NHCC will be converted into the right to receive one share of NHCC Series A Convertible Preferred Stock (the “Preferred Stock”), plus $9.00 in cash, and a special dividend for the period from January 1, 2007 until the closing of the Merger. Each share of the Preferred Stock will be entitled to annual preferred dividends of $0.80 per share and will have a liquidation preference of $15.75 per share. The Preferred Stock, which will be listed on the American Stock Exchange, will be convertible at any time at the option of the holder thereof into NHCC common stock at a conversion price of $65.07. Each share of the Preferred Stock will be convertible into 0.24204 shares of NHCC common stock. After the fifth anniversary of the closing date of the Merger, NHCC will have the option to redeem the Preferred Stock, in whole or in part, for cash in the amount of $15.75 per share (plus accrued and unpaid dividends); provided that the Preferred Stock will not be redeemable prior to the eighth anniversary of the closing date, unless the average closing price for NHCC common stock for the 20 trading sessions prior to the date of the notice of such redemption equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHCC common stock splits or dividends.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed as Exhibit 2.1 to NHCC’s Form 8-K filed on December 22, 2006 and incorporated herein by reference.

Simultaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of NHC/OP Sub, NHC/OP, NHCC and NHR to enter into the Merger Agreement, NHCC, NHR and their respective directors entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, (i) the directors of NHCC have agreed to vote their shares in favor of the establishment and issuance of the NHCC Preferred Stock (including any related amendment to the certificate of incorporation of NHCC) and (ii) the Stockholders have agreed to vote their shares in favor of the Consolidation and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement.

Pursuant to the Voting Agreement, each of the Stockholders appointed certain officers of NHCC as such Stockholder’s proxy and attorney-in-fact to vote such Stockholder’s NHR Common Stock (i) in favor of adoption and approval of the Merger Agreement, the Consolidation and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of any Stockholder contained in the Voting Agreement; (iii) against any Company Takeover Proposal (as defined in the Merger Agreement); and (iv) against any other action, agreement or transaction (other than the Merger Agreement and the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially adversely affect the Consolidation, the Merger or the performance by each of the Stockholders of Company of such Stockholder’s obligations under the Voting Agreement. Each Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to enter into any subsequent voting agreement with respect to such Stockholder’s NHR Common Stock. The Voting Agreement will terminate if the Merger Agreement is terminated in accordance with its terms.

The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, filed as Exhibit 10.1 to NHCC’s Form 8-K filed on December 22, 2006 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Merger Agreement and the Voting Agreement, NHCC may be deemed to be the beneficial owner of and to have voting and dispositive power with respect to shares of NHR Common Stock. This number represents approximately 20.8% the NHR Common Stock.1  NHCC and the other persons referred to Annex A disclaim beneficial ownership of such NHR Common Stock, except for the 363,200 shares directly owned by NHCC and as indicated on Annex A.

(c)-(d) Except as described herein, neither NHCC, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of NHR Common Stock during the past 60 days, except that James Paul Abernathy exercised 10,000 options to acquire NHR Common Stock and sold 7599 shares of NHR Common Stock on December 22, 2006. Furthermore, NHCC knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule,

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, neither NHCC, nor any of the persons named on Annex A have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of NHR, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, except the Agreement of Limited Partnership of NHR/OP, L.P., which provides that under certain circumstances holders of units of limited partnership in NHR/OP, L.P. can redeem units in exchange for NHR Common Stock. W. Andrew Adams, a party to the Voting Agreement, owns 571,754 units.

Item 7.	Material To Be Filed as Exhibits

Exhibit 1:
Agreement and Plan of Merger dated December 20, 2006, by and among DAVIS ACQUISITION SUB, LLC, NHC/OP, L.P., NATIONAL HEALTHCARE CORPORATION, and NATIONAL HEALTH REALTY, INC. and Exhibits thereto. Incorporated by reference to Exhibit 2.1 to National HealthCare Corporation’s Form 8-K Current Report filed with the SEC on December 22, 2006.

Exhibit 2:
Voting Agreement dated December 20, 2006, between NATIONAL HEALTHCARE CORPORATION and certain stockholders of NATIONAL HEALTHCARE CORPORATION, and NATIONAL HEALTH REALTY, INC. and certain stockholders of NATIONAL HEALTH REALTY, INC. Incorporated by reference to Exhibit 10.1 to National HealthCare Corporation’s Form 8-K Current Report file with the SEC on December 22, 2006.

1  The total number of issued and outstanding shares of voting stock of NHR, as calculated for purposes of this Schedule equals the sum of (a) 9,949,463 shares of NHR Common Stock issued and outstanding as of November 30, 2006 (as represented by NHR in the Merger Agreement) and (b) 65,000 options deemed to be outstanding pursuant to Rule 13d-3(d)(1). This number does not include 571,754 units of limited partnership interest in NHR/OP, L.P., which may be exchanged for shares of NHR Common Stock or cash based on the then fair market value of NHR Common Stock, as elected by the General Partner of NHR/OP, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007

NATIONAL HEALTHCARE CORPORATION

By:  /s/ D. Gerald Coggin

Name: D. Gerald Coggin
Title: Senior V.P., Corporate Relations

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and present principal occupation or employment of each director and executive officer of National HealthCare Corporation, as well as the name, principal business and address of such employer, as of December 29, 2006. The principal business address of each person listed below is c/o 100 Vine Street, Suite 1400, Murfreesboro, TN 37130, unless stated otherwise. Each person listed below is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL HEALTHCARE CORPORATION

Name	Present Principal Occupation or Employment, Principal Business or Residence Address, and Share Ownership of National Health Realty, Inc.

Paul Abernathy	Director - Retired Residence: 2102 Greenland Dr., Murfreesboro, TN 37130 Beneficially owns 10,588 shares of NHR Common Stock
Robert G. Adams	Director, Chief Executive Officer & President of National HealthCare Corporation and National Health Realty, Inc. Beneficially owns 436,309 shares of NHR Common Stock
W. Andrew Adams	Director & Chairman of National HealthCare Corporation and National Health Realty, Inc. Beneficially owns 695,927 shares of NHR Common Stock, which includes 10,000 options
Ernest G. Burgess III	Director -County Mayor, Rutherford County, Tennessee Residence: 7097 Franklin Road, Murfreesboro, TN 37128 Beneficially owns 165,000 shares of NHR Common Stock, which includes 25,000 options
Emil E. Hassan	Director - Chairman of Automotive Services Americas Residence: 1704 Irby Lane, Murfreesboro, TN 37127 Beneficially owns 17,000 shares of NHR Common Stock
Richard F. LaRoche, Jr.	Director - Retired Residence: 2103 Shannon Drive, Murfreesboro, TN 37129 Beneficially owns 382,714 shares of NHR Common Stock, which includes 10,000 options
Lawrence C. Tucker	Director -General partner of Brown Brothers Harriman & Co. Principal business address: 140 Broadway, New York, NY 10005 Beneficially owns 0 shares of NHR Common Stock
Joanne M. Batey	Senior V.P., Homecare of National HealthCare Corporation Beneficially owns 49,288 shares of NHR Common Stock

Name	Present Principal Occupation or Employment, Principal Business or Residence Address, and Share Ownership of National Health Realty, Inc.

D. Gerald Coggin	Senior V.P., Corporate Relations of National HealthCare Corporation Beneficially owns 273,181 shares of NHR Common Stock
Donald K. Daniel	Senior V.P. & Controller of National HealthCare Corporation and National Health Realty, Inc. Beneficially owns 139,273 shares of NHR Common Stock
Kenneth D. DenBesten	Senior V.P., Finance of National HealthCare Corporation and National Health Realty, Inc. Beneficially owns 22,466 shares of NHR Common Stock
Stephan F. Flatt	Senior V.P., Development of National HealthCare Corporation Beneficially owns 0 shares of NHR Common Stock
David L. Lassiter	Senior V.P., Corporate Affairs of National HealthCare Corporation Beneficially owns 11,478 shares of NHR Common Stock
Julia W. Powell	Senior V.P., Patient Services of National HealthCare Corporation Beneficially owns 83,010 shares of NHR Common Stock
Charlotte A. Swafford	Senior V.P. & Treasurer of National HealthCare Corporation and National Health Realty, Inc. Beneficially owns 152,978 shares of NHR Common Stock
R. Michael Ussery	Senior V.P., Operations of National HealthCare Corporation Beneficially owns 27,257 shares of NHR Common Stock
John K. Lines	Senior V.P. & General Counsel of National HealthCare Corporation and National Health Realty, Inc. Beneficially owns 0 shares of NHR Common Stock